UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BioLineRx Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

09071M 10 6

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09071M 10 6	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novartis Pharma AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,999,995 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,999,995 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,999,995 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)         Evidenced by 333,333 American Depositary Shares (“ADSs”), each representing 15 Ordinary Shares, par value NIS 0.10 per share (“Ordinary Share”) of BioLineRx Ltd. (the “Issuer”).

CUSIP No. 09071M 10 6	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novartis AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,999,995 (2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,999,995 (2)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,999,995 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12.	TYPE OF REPORTING PERSON (see instructions) CO

(2)         Evidenced by 333,333 ADSs, each representing 15 Ordinary Shares of the Issuer.

CUSIP No. 09071M 10 6	13G

Item 1.

(a)	Name of Issuer
BioLineRx Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices
2 HaMa’ayan Street, Modi’in 7177871, Israel

Item 2.

(a)

Name of Person Filing

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer:

(i) Novartis Pharma AG, a Switzerland corporation, with respect to shares held by it; and

(ii) Novartis AG, a Switzerland corporation, as the publicly owned direct parent of Novartis Pharma AG, with respect to the shares held by Novartis Pharma AG.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

(b)

Address of the Principal Office or, if none, Residence

The address of the principal business office of each of Novartis Pharma AG and Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland. Novartis Pharma AG is a direct wholly-owned subsidiary of Novartis AG.

(c)	Citizenship Novartis Pharma AG and Novartis AG are corporations organized under the laws of Switzerland.

(d)	Title of Class of Securities Ordinary Shares, par value NIS 0.10 per share (“Ordinary Shares”).

(e)	CUSIP Number 09071M 10 6

Item 3.  If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 09071M 10 6	13G

Item 4.  Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. Novartis Pharma AG is the record owner of 4,999,995 Ordinary Shares of the Issuer. As the direct parent of Novartis Pharma AG, Novartis AG may be deemed to beneficially own these securities.

The percentages used in this Schedule 13G/A are calculated based upon 512,133,550 Ordinary Shares of the Issuer outstanding, as reported in the Issuer’s prospectus filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on January 21, 2021 and the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission on January 22, 2021, after giving effect to the completion of the offering and the full exercise of the underwriters’ over-allotment option, all as described therein.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of a Group.

Not applicable.

CUSIP No. 09071M 10 6	13G

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

NOVARTIS PHARMA AG

By:	/s/ Lukas Foertsch
	Name:	Lukas Foertsch
	Title:	Authorized Signatory

By:	/s/ Stefan Thommen
	Name:	Stefan Thommen
	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm
	Title:	Authorized Signatory

By:	/s/ Felix Eichhorn
	Name:	Felix Eichhorn
	Title:	Authorized Signatory